# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bio-Rad Laboratories Inc, CIK 0000012208
CUSIP: 090572207
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1000 Alfred Nobel, DR, Hercules, California (CA), 94547
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000932471-15-004841
Filed by CIK 0000102909

## Reporting persons
- The Vanguard Group - 23-1945930: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 10,818; sole dispositive power 1,879,523; shared dispositive power 28,117; aggregate amount beneficially owned 1,907,640 (8.37% of the class)

## Item 1. Issuer
Name of issuer: Bio-Rad Laboratories Inc
Address of issuer's principal executive offices: 1000 Alfred Nobel Drive Hercules, CA 94547

## Item 2. Person Filing
Name of person filing: The Vanguard Group - 23-1945930
Address of principal business office or, if none, residence: 100 Vanguard Blvd. Malvern, PA 19355
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1907640
Percent of class: 8.37
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 10818
Sole power to dispose or to direct the disposition: 1879523
Shared power to dispose or to direct the disposition: 28117

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- The Vanguard Group - 23-1945930: Ashley Grim, Head of Global Fund Administration (09/30/2024)